SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13D-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 11)*

Conmed Healthcare Management, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

20741M03

(CUSIP Number)

John Pappajohn
c/o Equity Dynamics Inc.
666 Walnut Street, Suite 2116
Des Moines, IA 50309
(515) 244-2346

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 11, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20741M03

1	NAMES OF REPORTING PERSONS John Pappajohn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,598,342 (See Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 2,598,342 (See Items 4 and 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,598,342 (See Items 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See instructions) IN

This Amendment No. 11 amends and supplements the Schedule 13D filed by John Pappajohn (as amended and supplemented, the “Statement”) with the Securities and Exchange Commission (the “SEC”) with respect to the common stock, par value $0.0001 per share (the “Common Stock”) of Conmed Healthcare Management, Inc., a Delaware corporation (the “Company”).  The principal executive office of the Company is 7250 Parkway Dr., Suite 400, Hanover, MD 21076.

Item 2.	Identity and Background.

Item 2 of the Statement is hereby amended and restated as follows:

(a) - (c) This Statement is being filed on behalf of John Pappajohn (the “Reporting Person”).  The Reporting Person is the President and sole owner of Pappajohn Capital Resources, a venture capital firm, and President and sole owner of Equity Dynamics, Inc., a financial consulting firm, both located in Des Moines, Iowa. The address of the principal business and principal office of the Reporting Person, Pappajohn Capital Resources and Equity Dynamics, Inc. is c/o Equity Dynamics Inc., 666 Walnut Street, Suite 2116, Des Moines, IA 50309.

(d) - (e) During the last five years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a citizen of the United States of America.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented as follows:

On July 12, 2011, the Company announced that it entered into an Agreement and Plan of Merger, dated as of July 11, 2011 (the “Merger Agreement”) with Ayelet Investments LLC, a Delaware limited liability company (“Parent”), and Ayelet Merger Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of Ayelet (“Merger Sub”).  Parent and Merger Sub are affiliates of James H. Desnick, M.D. (“Desnick”).  The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent.

Concurrently with the execution of, and as an inducement for Parent and Merger Sub to enter into, the Merger Agreement, Parent and the Reporting Person entered into a Voting Agreement, dated as of July 11, 2011 (the “Voting Agreement”) relating to (i) all securities of the Company (including Common Stock and any options, warrants and other rights to acquire shares of Common Stock) beneficially owned by the Reporting Person as of July 11, 2011 and (ii) any additional securities of the Company (including Common Stock and any options, warrants and other rights to acquire shares of Common Stock) acquired through the record date for the Company’s special meeting of stockholders to be held to approve the Merger Agreement (the “Voting Agreement Shares”).

Pursuant to the Voting Agreement, the Reporting Person agreed, among other things, to vote the Voting Agreement Shares (i) in favor of (a) adoption of the Merger Agreement and (b) any related matter that must be approved by the Company’s stockholders in order for the transactions contemplated by the Merger Agreement to be consummated, and (ii) against and not consent to (a) any alternative business combination transactions involving the Company, (b) any reorganization, recapitalization, liquidation or winding-up of the Company or any other extraordinary transaction involving the Company, (c) any corporate action, the consummation of which would materially frustrate the purposes, prevent or delay the consummation of the transactions contemplated by the Merger Agreement, (d) any change in the board of directors of the Company, except as contemplated by the Merger Agreement or otherwise agreed to by Parent, (e) any material change in the present capitalization or dividend policy of the Company, and (f) any material change in the Company’s corporate structure, certificate of incorporation, charter or bylaws, except as contemplated by the Merger Agreement or otherwise agreed to by Parent.

Under the Voting Agreements, the Reporting Person also granted to Parent an irrevocable proxy with respect to the Voting Agreement Shares.  The irrevocable proxy allows Parent to vote the Voting Agreement Shares in the manner set forth above.  The proxy granted to Parent will be revoked automatically upon termination of the Voting Agreement.  The Voting Agreement will terminate automatically upon the earliest to occur of (i) the effective time of the Merger, (ii) termination of the Merger Agreement in accordance with its terms, (iii) at any time upon the written agreement of Parent and the Reporting Person, and (iv) upon the amendment or modification of the Merger Agreement to reduce the Merger consideration or otherwise change the terms and conditions, taken as a whole, of the Merger Agreement in a way that is materially adverse to the holders of Common Stock solely in their capacities as holders of Common Stock.  This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 99.1 and is incorporated by reference in its entirety into this Item 4.

Under the Voting Agreement, the Reporting Person also has agreed not to cause or permit, subject to certain exceptions, (i) the sale, pledge, encumbrance, assignment, grant of an option with respect to, transfer or disposition of any Voting Agreement Shares or any interest therein, (ii) the grant of any proxies or power of attorney with respect to the Voting Agreement Shares or (iii) entrance into an agreement or commitment, whether or not in writing, providing for the sale of, pledge of, encumbrance of, assignment of, grant of an option with respect to, transfer of or disposition of any Voting Agreement Shares or any interest therein.

As a result of the Voting Agreement, the Reporting Person, together with Parent, certain affiliates of Parent and the other stockholders of the Company that entered into a Voting Agreement with Parent (including Desnick), may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  However, the Reporting Person expressly disclaims membership in such “group”, and nothing herein shall be deemed to be an admission by the Reporting Person as to the existence of such “group”.

Except as set forth in this Statement and the corresponding exhibit hereto, the Reporting Person does not have any plans or proposals which relate to or which would result in or relate to any of the acts specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D promulgated under the Exchange Act.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (b) of the Statement are hereby amended and restated as follows:

(a)  As of July 14, 2011, the Reporting Person may be deemed to beneficially own 2,547,846 shares of Common Stock.  As of July 14, 2011, the Reporting Person may also be deemed to beneficially own 5,000 shares of Common Stock held by Halkis, Ltd. and 5,496 shares of Common Stock held by the John and Mary Pappajohn Scholarship Foundation, both affiliates of the Reporting Person.  The Reporting Person, who is a director of the Company, may also be deemed to beneficially own 40,000 shares of Common Stock issuable upon the conversion of options granted to him that are exercisable within 60 days of July 14, 2011.  As a result, the Reporting Person may be deemed to beneficially own an aggregate of 2,598,342 shares of Common Stock, representing approximately 19.8% of the sum of (x) the shares of Common Stock outstanding as of July 8, 2011 as disclosed by the Company in the Merger Agreement and (y) the shares of Common stock that would be outstanding assuming that all vested stock options held by the Reporting Person were exercised into shares of Common Stock.

(b) As a result of the Voting Agreement, the Reporting Person may be deemed to share with Parent the power to vote or direct the vote, in the manner set forth in the Voting Agreement, of the shares of Common Stock reported as beneficially owned by the Reporting Person.  However, Parent is not entitled to any rights as a stockholder of the Company under the Voting Agreement with respect to the shares of Common Stock reported as beneficially owned by the Reporting Person and does not control the voting of such shares with respect to any matters other than as set forth in the Voting Agreement.  The Reporting Person may be deemed to have sole dispositive power with respect to the shares of Common Stock reported as beneficially owned by the Reporting Person, however, under the Voting Agreement, the Reporting Person has agreed to certain transfer restrictions on the disposition of such shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented as follows:

The information provided in Items 4 and 5 above is incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits.

99.1	Voting Agreement, dated July 11, 2011, by and between Ayelet Investments LLC and John Pappajohn.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: July 15, 2011

/s/ John Pappajohn
John Pappajohn